5401 Kingston Pike, Suite 600

Knoxville, TN 37919

July 21, 2017

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:

SmartFinancial, Inc.

Registration Statement on Form S-4

Filed July 5, 2017

Amended July 20, 2017

File No. 333-219159

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SmartFinancial, Inc. (the “Company”) respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on July 24, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SmartFinancial, Inc.

/s/ William Y. Carroll, Jr.
William Y. Carroll, Jr.
President and Chief Executive Officer